EXHIBIT 99.1

Notice Regarding Stock Split, Adoption of the Unit Share System, ADS Ratio Change, Partial Amendments to the Articles of Incorporation and Adjustment of Year-End Dividend Forecast in Connection With Stock Split

TOKYO, Sept. 6, 2012 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) hereby announces that IIJ's Board of Directors resolved the following items at the meeting of the Board of Directors held today.

1. Purpose of Stock Split, Adoption of the Unit Share System and Partial Amendments to its Articles of Incorporation

In April, 2012, the securities listing regulations, etc of the securities exchanges of Japan were amended, whereby listed companies whose number of shares constituting a share-trading unit is a number other than 100 shares or 1,000 shares are obliged to set their number of shares constituting a unit as 100 shares. Accordingly, IIJ will adopt the unit share system which sets a share-trading unit as 100 shares and simultaneously conduct a 1:200 stock split in order to reduce the investment unit amount of IIJ's common shares. As a result of the stock split and adoption of the unit share system, the investment unit amount of IIJ's common stock will be one half (1/2) of the previous amount.

2. Summary of Stock Split

(1) Method of stock split

The stock split shall have a record date of Sunday, September 30, 2012 and shall involve the splitting of common shares held by shareholders whose names appear or are recorded in the latest Registry of Shareholders on the record date at a ratio of 1:200.

(2) Number of additional shares as a result of the stock split

The number of additional shares as a result of the stock split shall be 199 times the final total number of issued shares on Sunday, September 30, 2012. The numbers of shares presented below are based on the total number of shares issued on Wednesday, September 5, 2012.

1)	Total number of shares issued before the stock split:	206,478 shares
2)	Number of additional shares as a result of the stock split:	41,089,122 shares
3)	Total number of shares issued after the stock split:	41,295,600 shares
4)	Total number of authorized shares after the stock split:	75,520,000 shares

(Note) Total number of shares issued stated in the above could be increased as a result of exercise of stock acquisition rights.

(3) Schedule of the stock split

1)	Public notice date of the record date:	Friday, September 7, 2012
2)	Record date:	Sunday, September 30, 2012
3)	Effective date:	Monday, October 1, 2012

(Note) For all practical purposes, the record date in substance is Friday, September 28, 2012.

(4) Others

1)	There will be no increase in the amount of IIJ's paid-in capital as a result of the stock split.
2)	Adjustment of year-end dividend forecast in connection with the stock split

In connection with the aforementioned stock split at a ratio of 1:200 effective on Monday, October 1, 2012, IIJ will make adjustment to the year-end dividend forecast per share for the year ending March 31, 2013 from JPY1,750 per share as originally announced on May 15, 2012 to JPY8.75 (equivalent to 1/200 of the original target) per share.

Interim (2nd quarter-end) dividend for the fiscal year ending March 31, 2012 shall be paid to shareholders based on the Registry of Shareholders on the record date Sunday, September 30, 2012 before the effectiveness of the stock split and year-end dividend for the fiscal year ending March 31, 2012 shall be paid to shareholders based on the Registry of Shareholders on the record date Sunday, March 31, 2013 after the effective date of the stock split. Dividend forecast as originally announced on May 15, 2012 is substantially maintained.

Dividend forecast per share for the fiscal year ending March 31, 2013

	Dividend per share
	Interim (2Q end)	Year-end	Total
	JPY	JPY	JPY
Previous forecast (May 15, 2012)	1,750.00	1,750.00	3,500.00
Adjusted forecast (September 6, 2012)	1,750.00	8.75	1,758.75
Previous fiscal year (ended March 31, 2012)	1,500.00	1,750.00	3,250.00

3) Adjustment of number of shares to be issued upon exercise of stock acquisition rights

In connection with the stock split, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights shall be adjusted as follows after the record date.

Number of shares to be issued upon exercise of stock acquisition rights
	Before adjustment	After adjustment
Internet Initiative Japan Inc. Stock Acquisition Rights (1st series) (Resolved on June 28, 2011)	1 share	200 shares
Internet Initiative Japan Inc. Stock Acquisition Rights (2nd series) (Resolved on June 27, 2012)	1 share	200 shares

(5) Summary of the American Depositary Shares ("ADSs") Ratio Change

1)	Current ratio:	1 ADS = 1 / 400 of a share of common stock of IIJ
(400 ADSs = 1 share of common stock of IIJ)
2)	New ratio:	1 ADS = 1 / 2 of a share of common stock of IIJ
(2 ADSs = 1 share of common stock of IIJ)
3)	Effective date:	Monday, October 1, 2012 (US EST)
4)	Temporarily close of the ADS depositary facility	Wednesday, September 26, 2012 – Sunday, September 30, 2012 (US EST)
5)	ADS depositary bank:	The Bank of New York Mellon Corporation

(Note) In connection with the stock split and ADS ratio change, the ADS depositary facility at The Bank of New York Mellon Corporation will be temporarily closed for deposits of shares of common stock of IIJ for delivery of American Depositary Receipts ("ADRs") representing the ADSs and withdrawal of shares of common stock of IIJ upon surrender of ADRs from and including Wednesday, September 26, 2012 (JST), to and including Sunday, September 30, 2012 (US EST).

3. Adoption of the Unit Share System

(1) Size of the newly established share-trading unit

The adoption of the unit share system shall take effect on the effective date stated in "2. Summary of the Stock Split" above and the number of shares to constitute a share-trading unit shall be 100 shares.

(2) Schedule

Effective Date: Monday, October 1, 2012

(Reference) Effective on Wednesday, September 26, 2012, the share-trading unit for common stock of IIJ shall be changed to 100 shares on Tokyo Stock Exchange.

4. Partial Amendments to the Articles of Incorporation

(1) Reason for amendments

In association with the stock split stated in "2. Summary of the Stock Split" and adoption of the unit share system stated in "3. Adoption of the Unit Share System", IIJ shall partially amend its Articles of Incorporation with a resolution by IIJ's Board of Directors to take effect on Monday, October 1, 2012 in accordance with the provisions of Article 184, Paragraph 2 and Article 191 of the Companies Act of Japan.

(2) Proposed amendments

Proposed amendments as follows:

1)	IIJ shall make changes to Article 6 (Total Number of Authorized Shares) of the current articles of incorporation to increase the total number of authorized shares in proportion to the stock split ratio.
2)	IIJ shall newly establish Article 7 (Share-Trading Unit) to adopt the unit share system at the same time as the stock split in order to make the share-trading unit 100 shares.
3)	IIJ shall make the necessary renumbering of the other existing articles.
(Changes are underlined.)
Current articles of incorporation	Proposed amendments
Article 6 (The total number of authorized shares)	Article 6 (The total number of authorized shares)
The total number of authorized shares to be issued by the Company shall be 377,600 shares.	The total number of authorized shares to be issued by the Company shall be 75,520,000 shares.
Article 7 (Share-Trading Unit)
(Newly established)	The number of shares to constitute a share-trading unit of the Company shall be 100 shares.
Article 7	Article 8
| (Provisions omitted)	| (Unchanged)
Article 34	Article 35

(3) Schedule

Effective Date: Monday, October 1, 2012

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions provider. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: IIJ Corporate Planning Division
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir